SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File No: 1-6926

A.   Full title of the plan and the address of the plan, if different from that of the issuer named
      below:

1998 Employee Stock Purchase Plan
of C. R. Bard, Inc., As Amended and Restated

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal
      executive office:

C. R. Bard, Inc.
730 Central Avenue
Murray Hill, NJ 07974

REQUIRED INFORMATION:

- Report of Independent Public Accountants

- Financial Statements

    Statements of Net Assets Applicable to Participants'
     Equity As of December 31, 2000 and 1999

    Statements of Changes in Net Assets Applicable to
     Participants' Equity For the years ended December 31, 2000, 1999, and for
     the Period Since Inception (July 1, 1998) through December 31, 1998

- Exhibit

    Consent of Arthur Andersen LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


1998 EMPLOYEE STOCK PURCHASE PLAN
OF C. R. BARD, INC.
(Name of Plan)


    By: Charles P. Slacik /s/
      Charles P. Slacik
      Senior Vice President and
      Chief Financial Officer

Dated: March 30, 2001

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To C. R. Bard, Inc.:

We have audited the accompanying statements of net assets applicable to participants' equity of the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc. as of December 31, 2000 and 1999 and the related statements of changes in net assets applicable to participants' equity for each of the years ended December 31, 2000, 1999 and for the period since inception (July 1, 1998) through December 31, 1998. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity as of December 31, 2000 and 1999, and the changes in net assets applicable to participants' equity for each of the years ended December 31, 2000, 1999, and for the period since inception (July 1, 1998) through December 31, 1998 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Roseland, New Jersey
March 26, 2001

1998 Employee Stock Purchase Plan of C. R. Bard, Inc.
Statements of Net Assets Applicable to Participants' Equity
As of December 31, 2000 and 1999

	2000	1999
ASSETS:		
Employee contribution receivable	$ 1,779,000	$ 56,000
Employer contribution receivable	313,900	9,900
Total receivables	2,092,900	65,900
Investment, at fair market value -		
Common stock, par value $0.25 per share,		
of C. R. Bard, Inc.	0	1,462,500
Total assets	$ 2,092,900	$ 1,528,400
LIABILITIES:		
Payable for stock purchases	$ 2,092,900	$ 1,528,400
Total liabilities	2,092,900	1,528,400
Participants' equity	0	0
Total liabilities and participants' equity	$ 2,092,900	$ 1,528,400

The accompanying notes to financial statements are an integral part of these statements.

1998 Employee Stock Purchase Plan of C. R. Bard, Inc.
Statements of Changes in Net Assets
Applicable to Participants' Equity
For the Years Ended December 31, 2000 and 1999
and for the Period Since Inception (July 1, 1998) through December 31, 1998

	2000	1999	1998
Participants' equity, beginning of period	$ 0	$ 0	$ 0
ADDITIONS:			
Employee contributions	2,972,300	2,057,900	771,500
Employer contributions	524,500	363,200	136,100
Unrealized appreciation in shares held	0	148,300	277,700
	3,496,800	2,569,400	1,185,300
DEDUCTIONS:			
Shares issued to participants	1,403,900	2,503,500	0
Amount reserved for future stock purchases	2,092,900	65,900	1,185,300
Total deductions	3,496,800	2,569,400	1,185,300
Participants' equity, end of period	$ 0	$ 0	$ 0

The accompanying notes to financial statements are an integral part of these statements.

1998 Employee Stock Purchase Plan of C. R. Bard, Inc.

Notes to Financial Statements

(1) <u>PLAN DESCRIPTION</u>:

The following description of the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc. (the "Plan"), is provided for general information purposes. Participants in the Plan should refer to the Plan document for more detailed and complete information.

<u>General</u> –

Under the Plan, which was approved by the stockholders of C. R. Bard, Inc. (the "Company") at their April 15, 1998 meeting and amended on July 1, 2000, the Company is authorized to sell up to 500,000 authorized but unissued shares of stock, treasury shares or shares purchased through the open market to Plan participants in accordance with the Plan. At December 31, 2000, the participants had purchased 102,225 shares of stock since the Plan's inception, leaving 397,775 shares of stock available for future purchases by Plan participants.

The Plan provides eligible employees of the Company and certain of its subsidiaries with an opportunity to purchase shares of the Company's common stock at a 15% discount. Employees are eligible to participate in the Plan if they are employed at a domestic subsidiary or certain foreign subsidiaries of the Company and meet certain other requirements. Among others, these requirements include that the employee's customary work week must be greater than 20 hours and the employee's customary employment must be greater than five months in any calendar year.

The Plan is neither qualified under Section 401 (a) of the Internal Revenue Code of 1986, as amended, nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974 (commonly known as "ERISA").

<u>Contributions</u> –

Participants -- Plan participants may elect to make after-tax contributions through payroll deductions equal to whole percentages from 1% to 10% of basic pay, overtime pay and vacation and holiday pay paid to the employee during the applicable payroll period. Payroll deductions are for six-month periods beginning each January 1 and July 1 (the "Grant Date"). All funds of participants received or held by the Company under the Plan before purchase of the shares of the Company's common stock are held without liability for interest or other increment.

During 2000, the Plan was amended to allow participant lump sum contributions. Each eligible employee is entitled to make one contribution during the period January 1 through March 31 in each year and one contribution during the period July 1 through September 30 in each year.

Employer – The 15% discount from market value granted to Plan participants on the purchase of shares of stock represents the Company's noncash contribution to the Plan. These noncash contributions amounted to $524,500, $363,200, and $136,100 for the periods ended December 31, 2000, December 31, 1999 and for the period since inception (July 1, 1998) through December 31, 1998, respectively.

Share Purchases –

Except as provided in the Plan, shares of the Company's common stock are purchased on June 30 or December 31 or the following business day, if such date is not a business day (the "Purchase Date"). The purchase price (the "Purchase Price") is 85% of the lesser of the fair market value of the Company's common stock on either the corresponding Grant Date or the Purchase Date. The number of shares purchased is determined by dividing the Purchase Price into the balance in the participant's plan account on the Purchase Date. Accordingly, January 2, 2001 share purchases for payroll deductions for the period July 1 through December 31, 2000 were 44,053 and 743 shares at $47.41 and $48.34 for domestic and international employees, respectively.

Employees participating in the Plan have the option to have shares registered in their name on the Purchase Date or to defer purchase and registration for six months. At December 31, 2000 certain international employees have elected such deferral.

Vesting –

Participants are always fully vested in their elective payroll contributions and shares of the Company's common stock purchased.

Distributions –

Dividends on shares which have been purchased under the Plan but for which Certificates have not been requested are reinvested in the Plan unless instructed otherwise by the Participant. Participants may request their share certificates representing shares of common stock purchased on the Purchase Date six months after the Purchase Date.

Participant Refunds –

At any time a participant may terminate participation in the Plan by notifying the Company. Upon notification, the participant's payroll deductions under the Plan cease as soon as practicable. If the former participant remains employed by the Company after termination of participation in the Plan, any payroll deductions credited to such participant's plan account are used to purchase shares of stock on the next purchase date. However, if the former participant is no longer employed by the Company after termination of participation in the Plan, any payroll deductions credited to such participant's Plan account are paid to such participant in cash as soon as practicable following the termination of employment.

Tax Status –

It is intended that the Plan shall, at all times, meet the requirements of Section 423 of the Internal Revenue Code of 1986, and the plan administrator will, to the extent possible, interpret the provisions of the Plan so as to carry out such intent.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation –

Purchases of common stock made from payroll deductions were as follows: July 1, 2000 – 29,060 shares; July 1, 1999 – 21,624 shares; December 31, 1999 - 27,595 shares; and December 31, 1998 – 23,946 shares. Subsequent to the Purchase Date, shares are distributed to participant's plan accounts and are, therefore, not reflected in these financial statements. There were no dividends receivable as of these dates. The Company pays for all administrative expenses of the Plan. Unrealized appreciation in shares held adjusts undistributed shares to fair market value.

Estimates in the Preparation of Financial Statements –

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Reclassifications –

Certain prior year amounts have been reclassified to conform to the current year's presentation.

(3) RELATED PARTY TRANSACTIONS:

As of December 31, 1999, the Plan held 27,595 shares of the Company's common stock with a market value of $1,462,500, or $53.00 per share. The shares were distributed on January 2, 2000.

(4) PLAN TERMINATION:

The Plan shall terminate upon the earlier of (a) the termination of the Plan by the Board of Directors of the Company as specified below or (b) the date no more shares remain to be purchased under the Plan.

The Board of Directors of the Company may terminate the Plan as of any date, and the date of termination shall be deemed a Purchase Date. If on such Purchase Date or at any other time participants in the aggregate have rights to purchase more shares of common stock than are available for purchase under the Plan, each participant shall be eligible to purchase a reduced number of shares of common stock on a pro rata basis, and any excess payroll deductions shall be returned to participants, all as provided by rules and regulations adopted by the plan administrator.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

To C. R. Bard, Inc.:

As independent public accountants, we hereby consent to the incorporation by reference of our report dated March 26, 2001, included in this Form 11-K, into C. R. Bard, Inc.'s previously filed registration statements (i) on Form S-8 for the Employees' Retirement Savings Plan of C. R. Bard, Inc., Registration No. 333-30217, (ii) on Form S-3 Registration No. 333-05997, (iii) on Form S-8 for the 1990 Employee Stock Option Plan, as amended, Registration No. 333-35544, (iv) on Form S-8 for the C. R. Bard, Inc. 1988 Directors Stock Award Plan, as amended, Registration No.'s 33-64874 and 333-51793, (v) on Form S-8 for the 1993 Long-term Incentive Plan of C. R. Bard, Inc., as amended, Registration No.'s 33-64874, 333-07189, 333-51793 and 333-78089, (vi) on Form S-8 for the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc., Registration No. 333-51793, (vii) on Form S-8 for the C. R. Bard, Inc. Management Stock Purchase Plan, Registration No.'s 333-69857 and 333-55684 and, (viii) on Form S-8 for the MedChem Products, Inc. 1994 Stock Option Plan, MedChem Products, Inc. 1993 Stock Option Plan, MedChem Products, Inc., 1993 Spin-off Stock Option Plan, MedChem Products, Inc. 1993 Director Stock Option Plan, MedChem Products, Inc. amended and restated Stock Option Plan, all formerly maintained by MedChem Products, Inc., Registration No. 33-63147.

ARTHUR ANDERSEN LLP

Roseland, New Jersey
March 26, 2001